EX-FILING FEES

Calculation of Filing Fee Tables

Form 424(b)(2)
(Form Type)

Ford Motor Credit Company LLC
(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees to Be Paid	Debt	6.798% Notes due November 7, 2028	457(r)	$1,500,000,000	100.000%	$1,500,000,000	$147.60 per $1,000,000	$221,400
Fees to Be Paid	Debt	7.122% Notes due November 7, 2033	457(r)	$1,250,000,000	100.000%	$1,250,000,000	$147.60 per $1,000,000	$184,500
Carry Forward Securities
Carry Forward Securities
Total Offering Amounts:						$2,750,000,000		$405,900
Total Fees Previously Paid:								$0.00
Total Fee Offsets:								$0.00
Net Fee Due:								$405,900